VIA FACSIMILE (703) 813-6963, ORIGINAL BY U.S. MAIL
May 8, 2009
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
RE:	Nordstrom, Inc. Schedule 14A Filed April 9, 2009 File No. 1-15059
Dear Mr. Reynolds:
Your letter dated April 27, 2009 regarding the above referenced document contains the following comment:
Comment: It appears from the table at the bottom of page 32 that you continue to benchmark compensation. To the extent that you benchmark compensation based upon the published and private surveys mentioned on page 32, disclose in future filings the companies that comprise the surveys.
We submit the following response to your comment:
Response: As stated at the top of page 32, we did not conduct our annual competitive analysis on executive compensation elements for fiscal year 2008. The table at the bottom of page 32 that you reference indicates a desired competitive position which “remains unchanged from fiscal year 2007”. No benchmarking was conducted in fiscal year 2008 since we knew we would not be changing the compensation of our Named Executive Officers and other senior executives.
As stated on page 32, in fiscal year 2008, we used published and private surveys on executive compensation as reference to keep current on trends and practices, not for purposes of establishing compensation decisions. When we resume our competitive analysis to assist in our decision making about compensation levels, we will disclose in future filings the companies that comprise the survey.

Mr. John Reynolds
May 8, 2009

This will serve to acknowledge that: (i) the company is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if you have any questions.
Sincerely,

NORDSTROM, INC.
/s/ Robert B. Sari
Robert B. Sari
Executive Vice President, General Counsel & Corporate Secretary